/s/ Alberto Calderon Acceptance: _________________________ /s/ Gillian Doran 29 August 2022 Date: ________________________

/s/ Gillian Doran 29 August 2022

ANGLOGOLDASHANTI

30 September 2022

112 Oxford Road, Houghton Estate, Johannesburg, 2198
Private Bag X 20, Rosebank, 2196, South Africa
Tel: +27 (0) 11 637 6000
Fax: +27 (0) 11 637 6624
Website: www.anglogoldashanti.com

Strictly Confidential

Please acknowledge acceptance of this offer by signing this copy and returning it to the Human Resources Department.

Ms Gillian Doran
c/o AngloGold Ashanti Limited

Dear Gillian,

ADDENDUM TO ANGLOGOLD ASHANTI LIMITED EMPLOYMENT AGREEMENT

This letter serves to confirm that clause 2.9 of the agreement has been amended as per the terms below:

1. COMMENCEMENT DATE

The commencement date of 1 March 2023 as per clause 2.9 of the agreement has been amended to 1 January 2023.

All other terms and conditions remain unchanged.

Please acknowledge receipt of this letter and acceptance of the terms and conditions contained therein by signing this copy.

Yours sincerely,

/s/ A Calderon

ALBERTO CALDERON
CHIEF EXECUTIVE OFFICER

Agreed and Accepted

/s/ G Doran	29/8/22
--------------------------------	--------------------------------
Ms Gillian Doran	**Dated**

AngloGold Ashanti Limited
Reg No: 1944/017354/06

Directors: MDC Ramos (Chairperson) A Calderon Zuleta (Chief Executive Officer) (Colombian) KOF Busia (Ghanaian) AM Ferguson (British) AH Garner (American) R Gasant SP Lawson (American) NVB Magubane MC Richter (American/Panamanian) JE Tilk (Canadian)
Company Secretary: LM Goliath

ANGLOGOLDASHANTI

AngloGold Ashanti North America Inc.
4601 DTC Blvd. Suite 550
Denver, CO 80237
USA
Tel: 1 (303) 889-0700 Fax 1 (303) 889-0707
Website: www.AngloGoldAshanti.com

24 August 2022

Strictly Confidential

Please acknowledge acceptance of this offer by signing this copy and returning it to the Human Resources Department.

Ms Gillian Doran
C/o AngloGold Ashanti North America

Dear Gillian

EMPLOYMENT WITH ANGLOGOLD ASHANTI NORTH AMERICA INC

I have pleasure in offering you a position with AngloGold Ashanti North America Inc (the "**Company**"). This letter, together with the attached **Term Sheet** and **Annexure/s**, will form the basis of your agreement of service with the Company (the "**Agreement**").

1. POSITION

1.1. The terms of this agreement will not be binding on the Company unless and until:

1.1.1. the successful completion by you of a physical examination, drug screen and background check; and

1.1.2. the provision of proof of your vaccination against COVID.

1.2. You will be employed in the role of Chief Financial Officer of AngloGold Ashanti Ltd ("AGA") or in such other capacity of a like status as the Company may require from time to time. For the purpose of this Agreement, "Group" means the Company and its holding company and any subsidiary or affiliate of the Company or its holding company (irrespective of structure and/or legal nature/regime) and "Group Company" means any one of them. For the sake of clarity, Group Company shall include AGA.

1.3. You will report to the Chief Executive Officer.

2. CO-EMPLOYMENT AND COMMENCEMENT OF EMPLOYMENT

2.a It is a condition of your employment that you will be required and permitted to take up employment with AGA in respect of the duties and responsibilities that you will be required to perform on behalf of AGA in South Africa (the "AGA Agreement").

2.b You will be required to devote 70% (seventy per cent) of your working time towards rendering services to the Company in North America. The remaining 30% (thirty per cent) of your working time will be to render services to AGA outside of North America. 2.c The Company has the discretion to require that you devote more or all of your working time to working for the Company, depending on the needs of the Group. In this event, you agree that you will sign any amendment necessary to both this Agreement and any other Group contract. 2.d Taking into account the contents of this clause 2, it is specifically recorded that this Agreement will not be binding on the Company unless and until you have signed the AGA Agreement. 2.e You have represented to the Company that you are not a United States citizen and do not have permanent residency in the United States. You thus require a valid work permit in order to render services to the Company in the United States under this Agreement. 2.f To the extent necessary, the Company will assist you in obtaining and maintaining valid and/or applicable work permits during your employment, but you retain the ultimate responsibility for obtaining and maintaining the applicable permits. 2.g If you are unable to obtain a United States visa or work permit by 31 July 2023, the Company will require that you relocate to the United Kingdom. Regardless of your domicile, you will continue to be bound by this Agreement with the Company. 2.h Subject to the provisions of clause 2.4, this Agreement will become effective no later than 01 March 2023 (the “Commencement Date”), or in the event Rio Tinto agrees to an earlier termination of your employment with them, employment shall commence on an agreed earlier date. In the event of an earlier date, your share buyout will be adjusted to cover any additional loses forfeited from Rio Tinto’ shares. This Agreement shall continue indefinitely unless terminated earlier in accordance with the applicable provisions of this Agreement. 2.i You warrant that you are not bound by or subject to any court order, agreement, covenant, arrangement, regulatory code or undertaking that is in conflict with, or adversely impacts, your proposed employment by the Company, and that you do not have any other interest or obligation, which in any way restricts or prohibits you from entering into this Agreement or from performing your duties under this Agreement. 3. PLACE OF WORK 3.a. Your initial place of work will be in Australia, or such other location as the Company may from time to time direct, however, consistent with clause 2.7 above, it is the intention of the Company that you relocate to Denver as soon as your United States work permit and visa are granted and that your place of work will be at the Denver office of the Company.

3.b. The Company is a multinational company, and you may be required to relocate to a different location should the exigencies of the Company’s or its ultimate parent's business so dictate. In that event, the Company shall pay relocation expenses for you and your family, in accordance with the Company relocation policy as amended from time to time. 4. EMPLOYMENT DUTIES 4.a. During your employment you will in relation to the Company and/or any Group Company: 4.1.i. devote the whole of your work time and attention to the duties of your office. 4.1.ii. faithfully and diligently exercise such powers as may from time to time be assigned to or vested in you including, but not limited to, the key performance indicators set from time to time by the Company, and perform your functions: - 4.1.2.1. in good faith and consistent with the laws of the various jurisdictions in which the Group operates and all Company policies and procedures. 4.1.2.2. with the degree of care, skill and diligence that may reasonably be expected of a person: 4.1.2.2.1. carrying out the same functions in relation to the Company as those carried out by you; and 4.1.2.2.2. having your general knowledge, skill, and experience. 4.1.iii. comply with the orders and directions of the Company; 4.1.iv. comply with the rules, principles and regulations of any regulatory authorities relevant to the Company and any Group Company from time to time; 4.1.v. use your utmost endeavours to protect and promote the business and interests of the Company and the Group and preserve the reputation and goodwill of the Company and the Group; 4.1.vi. act in the best interests of the Company and the Group in all dealings and transactions whatsoever relating to the Company and the Group and any business of the Company and the Group; and 4.1.vii. disclose to the Company all acts and omissions which constitute a breach by you of your obligations to the Company and the Group from whatsoever cause arising. 4.b. You may be required, in pursuance of your duties, to: 4.2.i. perform services not only for the Company but also, as the Company may from time to time reasonably require, for any other Group Company and, without further remuneration, to accept such offices in other Group Company or companies in which the Group Company has an interest. To the extent you are appointed as a director of the Company or of any Group Company, you must not resign from office as a director of the Company or any Group Company except at the request or direction of said company, or if otherwise required by law. You understand and accept that, notwithstanding the performance of any services or work at or on behalf of any Group Company, no employment relationship shall come into being between you and such Group Company, unless otherwise agreed between the you and the Group Company; 4.2.ii. be seconded by the Company to any other Group Company; 4.2.iii. work at such places and/or locations as the Company may from time to time require; 4.2.iv. travel to such places on such occasions as the Company may from time to time require; and 4.2.v. comply with all the reasonable and lawful instructions given to you and with all the Company rules, regulations, policies and procedures in force from time to time. 5. ROLE CLASSIFICATION Given the nature of your work with the Company, the Chief Financial Officer role is classified as an "exempt" position with regard to both state and federal labor laws and regulations. 6. REMUNERATION AND BENEFITS All remuneration and benefits are set out in the Term Sheet attached to this Agreement. 7. RULES, POLICIES AND PROCEDURES Your employment with the Company shall be subject to any and all Company policies, procedures and practices that may be applicable from time to time (the “Policies”). The Policies made be amended from time to time in the sole and absolute discretion of the Company. It shall be your responsibility to familiarise yourself with the Policies. Please contact the Human Resources Department to obtain a copy of any of the Policies alternatively, you can access them via the Company’s intranet/HR portal. 8. PERSONAL INFORMATION 8.a. By your signature hereto, you consent to the Company and Group Companies processing your personal information for legal, personnel, administrative and management purposes and, in particular, to the processing of any sensitive personal data (as defined in the Company’s Data Protection Policy in place from time to time) relating to you. 8.b. You understand and accept that:

8.2.i. the Company may from time to time need to make your personal information available to other Group Companies and service providers, regulatory authorities, governmental organisations and potential purchasers of the Company or any Group Company to the extent permitted under applicable law; 8.2.ii. the Company is a global company and may need to transfer your personal information to locations outside of your country of residence to the extent permitted under applicable law; and 8.2.iii. you hereby give your consent to the transfer of personal information as contemplated above. 8.c. The Company shall process your personal information in accordance with all applicable data privacy laws and the Company’s Data Protection Policy in place from time to time both during and following termination of your engagement with the Company. You confirm that you have read and understood the Company’s Data Protection Policy, a copy of which is available on the intranet. 9. EXPIRY AND TERMINATION OF EMPLOYMENT 9.a. This Agreement shall terminate: 9.1.i. automatically on the date on which your right to work, as evidenced by a duly obtained work permit or visa, in the USA expires or is terminated for any reason whatsoever; or 9.1.ii. simultaneously with the AGA Agreement where the AGA Agreement is terminated for any reason. 9.b. Your employment may be terminated by either party by giving the non-terminating party six (6) months’ notice in writing; provided the Company shall be entitled to: 9.2.i. terminate your employment for cause without notice, severance, or additional compensation of any kind; or 9.2.ii. alternatively, pay you six months’ worth of your Salary in lieu of the notice required in clause 9.1. 9.c. Notice given in terms of this clause can only be given simultaneously with notice in terms of any other Group Company. The notice periods will accordingly run concurrently and both this Agreement and any other Group Company contract will terminate simultaneously on the same date. 9.d. Upon the termination of your employment, howsoever arising, you shall immediately or upon the request of the Company, resign from the office of director of the Company (if applicable) and from any offices held by you in any other Group Company and to give up your memberships acquired by virtue of your tenure of any such office or employment with the Company. In the event you are unable or unwilling to execute any necessary documentation to effectuate this resignation, you expressly give an irrevocable power of attorney to the Company and/or any Group Company or its nominee to sign on your behalf a written resignation from your office as a director or any other office you hold at the Company and/or any Group Company as the case may be.

9.e. During any notice period under this Clause 9, the Company shall be entitled to require that you: 9.5.i. do not come onto the Company’s and/or a Group Company’s premises, and/or not perform any work, and/or not have any contact with any or all of the Company’s and/or a Group Company’s executives, employees, contractors, clients, distributors or suppliers; 9.5.ii. do not at any time represent yourself as being in any way connected with or interested in the business or affairs of the Company and/or a Group Company; 9.5.iii. resign from any offices held by you in the Company or in any Group Company and to give up your memberships acquired by virtue of your tenure of any such office or employment with the Company. In the event you are unable or unwilling to execute any necessary documentation to effectuate this resignation, you expressly give an irrevocable power of attorney to the Company and/or any Group Company or its nominee to sign on your behalf a written resignation from your office you hold at the Company and/or any Group Company as the case may be; 9.5.iv. deliver to the Company all Company property in your possession in proper working order, intact with all the date/information contained on such property, and with the assurance that no such articles or copies remain in your possession. 10. EFFECT OF TERMINATION OF EMPLOYMENT The termination of your employment for any reason whatsoever shall not affect the operation of any provisions of this Agreement to the extent to which they confer rights or impose obligations upon the parties which are exercisable or enforceable after the termination date, and such provisions shall to that extent continue to be of full force and effect. The termination of your employment shall furthermore not prejudice any rights that have previously accrued to the parties on or prior to the termination date. 11. RETURN OF COMPANY PROPERTY 11.a. Upon termination of your employment for any reason whatsoever, or at any other time upon demand, you must deliver up to the Company or its authorised representative: 11.1.i. documents (in electronic or hard copy) or other material (including all copies) in your possession or control relating in any way to any Confidential Information (as defined in clause 13.2 below); and 11.1.ii. any property of the Company or any Group Company. 11.b. If, on the termination of your employment, any Confidential Information belonging to the Company is stored on any personal computer or device, you must destroy that Confidential Information in such a way that the Confidential Information cannot be recovered or reconstructed and, to the extent required by the Company, you shall furnish it with proof of such destruction.

11.c. You must, on the termination of your employment, notify the Company of the whereabouts of any Confidential Information or property that was, but is no longer, in your possession. 12. WORKPLACE SURVEILLANCE AND CYBERSECURITY 12.a. The Company may use software and other technologies to monitor your use of any computer equipment and systems owned by the Company. This means that the Company may, to the fullest extent permitted under applicable law, on a continuous and ongoing basis, access, inspect, review, record and disclose: 12.1.i. the content and level of data messages transmitted or received by you; 12.1.ii. the content and level of internet usage; and 12.1.iii. the documents and other data that you access, store or receive on any equipment issued to you for purposes of conducting the Company’s business. 12.b. You accordingly acknowledge and accept that you shall have no expectation of privacy in relation to the use of the resources provided to you by the Company. 12.c. The Company keeps a back-up of all data messages sent or received by you. Backed-up data messages may be recovered and reviewed by the Company if required (for example, to facilitate an investigation). 12.d. The Company may prevent the delivery of certain data messages by or to you, or your access to certain websites. The Company will give you notice as soon as practicable when a data message sent to you has been blocked, unless the data message constitutes spam, or contains viruses, or material that is menacing, harassing or offensive. 12.e. You acknowledge that the Company may, to the fullest extent permitted under applicable law, carry out periodic or continuous, ongoing camera or other surveillance on and around its premises and in any other place that you may work during your employment, except for places where employees would have a reasonable expectation of privacy such as restrooms or changing rooms. 13. CONFIDENTIALITY 13.a. You agree not to use or disclose to anyone outside the Company or Group, whether directly or indirectly, other than in pursuit of the Company's or Group’s business, any Confidential Information either during or after your employment. 13.b. “Confidential Information", for the purpose of this Agreement includes, but is not limited to, any intellectual property, trade secrets or commercially sensitive or valuable information (written, recorded electronically or oral), and including all copies or extracts, known to you or in your possession or control relating to the Company, and Group Company, and or their employees, directors, clients, suppliers and/or stakeholders, and the commercial, operational, technical or financial arrangements or matters of the Company or the Group, including information that may come into your possession or control in the course of or by reason of your employment by the Company, whether or not supplied by the Company, that is not publicly available. 13.c. You agree not to use your position, or Confidential Information, for your personal advantage or for the advantage of third parties or other employees in any form whatsoever, including share trading activities. For the avoidance of doubt, you understand and agree that in the course of your employment with the Company, you will receive and have access to the confidential information of certain third parties related to the Company, including but not limited to customers and partners. You understand and agree that both you and the Company have duties to protect and maintain the confidentiality of this third-party material. You understand and agree that any such third-party information will be divulged to you in confidence and understand and agree that at all times, during your work for the Company and after your work for the Company ends, you will keep such third-party information secret and confidential and will not disclose it, except in connection with your work for the Company. 13.d. You may not make any public statement or publications relating to the Confidential Information without first seeking and gaining permission from the Company. You understand that nothing in this Agreement shall in any way limit or prohibit you from engaging in any protected activity. For purposes of this Agreement, “protected activity” means filing a charge or complaint with, reporting possible violations of law to, otherwise communicating or cooperating with or participating in any investigation or proceeding that may be conducted by any federal, state or local government agency, self-regulatory organization, or commission, including the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, and the National Labor Relations Board (“government agencies”), or taking other actions protected under federal or state whistle-blower law (including receiving a whistle-blower award). You understand that in connection with such protected activity, you are permitted to disclose documents or other information as permitted by law, and without giving notice to, or receiving authorization from, the Company. Notwithstanding, in making any such disclosures or communications, you agree to take all reasonable precautions to prevent any unauthorized use or disclosure of any information that may constitute Confidential Information to any parties other than the government agencies. You further understand that “protected activity” does not include the disclosure of any Company attorney-client privileged communications. 13.e. You are advised that under the Defend Trade Secrets Act, an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence to a federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law. An individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal; and does not disclose the trade secret, except pursuant to court order. 13.f. This Agreement and the AGA Agreement are not intended to limit or restrict and shall not be interpreted in any manner that limits or restricts, you from exercising any legally protected whistleblower rights (including pursuant to Section 21F of the Securities Exchange Act of 1934 (“Section 21F”)) or receiving an award for information provided to any government agency under any legally protected whistleblower rights. Notwithstanding anything in this Agreement to the contrary, nothing in or about this Agreement prohibits you from: (i) filings and, as provided for under Section 21F, maintaining the confidentiality of a claim with the U.S. Securities and Exchange Commission (the “SEC”); (ii) providing Confidential Information to the SEC, or providing the SEC with information that would otherwise violate this Section 13, to the extent permitted by Section 21F; (iii) cooperating, participating or assisting in an SEC investigation or proceeding without notifying any Group Company; or (iv) receiving a monetary award as set forth in Section 21F. 14. SECTION 409A 14.a. This Agreement and the AGA Agreement are intended to satisfy, or be exempt from, the requirements of Section 409A of the U.S. Internal revenue Code of 1986, as amended, and the regulations issued thereunder (collectively, “Section 409A”) and shall be interpreted accordingly. For purposes of Section 409A, any instalment payments provided under this Agreement, or the AGA Agreement shall each be treated as a separate payment. Notwithstanding anything to the contrary in this Agreement or the AGA Agreement, if any amount payable pursuant to this Agreement or the AGA Agreement constitutes a deferral of compensation subject to Section 409A, and if such amount is payable as a result of your “separation from service” at such time as you are a “specified employee” (within the meaning of those terms as defined in Section 409A), then no payment shall be made, except as permitted under Section 409A, prior to the first business day after the date that is six months after your separation from service. You shall be responsible for payment of any and all taxes owed in connection with the consideration provided under this Agreement or the AGA Agreement. To the extent required to avoid any accelerated taxation or penalties under Section 409A, amounts reimbursable to you under this Agreement or the AGA Agreement shall be paid on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursements (and in-kind benefits provided) during any one year may not affect amounts reimbursable or provided in any subsequent year. 14.b. Neither you nor any of your creditors or beneficiaries shall have the right to subject any deferred compensation (within the meaning of Section 409A) payable under this Agreement, the AGA Agreement or under any other plan, policy, arrangement or agreement of or with the Company or any Group Company (this Agreement, the AGA Agreement and such other plans, policies, arrangements and agreements, the

“Company Plans”) to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. 14.c. Notwithstanding any provision of this Agreement, the AGA Agreement or any other Company Plan to the contrary, in light of the uncertainty with respect to the proper application of Section 409A, the Company and the Group Companies reserve the right to make amendments to any Company Plan as the Company or Group Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A. In any case, you are solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on you or for your account in connection with any Company Plan (including any taxes and penalties under Section 409A), and neither the Company nor any Group Company shall have any obligation to indemnify or otherwise hold you harmless from any or all of such taxes or penalties. 15. GENERAL 15.a. Except as to the AGA Agreement, this Agreement supersedes all previous contracts or agreements with the Company and/or any other Group Companies. 15.b. This document contains the entire agreement between the parties, and neither shall be bound by any undertaking, representation or warranty not recorded herein. 15.c. No waiver by a party of any right specified herein, or failure by a party to enforce any rights it may have at law or equity, shall preclude a party from exercising any rights it may have in the future to enforce the terms and conditions of this Agreement. 15.d. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement as at the date of signature of the party last signing one of the counterparts. 15.e. This Agreement shall, for all purposes, be construed in accordance with the laws of the State of Colorado, without regard to its conflict of laws of choice of law provisions, and the parties irrevocably submit to the jurisdiction of the state and federal courts located with the State of Colorado for all matters arising under this Agreement. If you would like clarity on any of these terms and conditions, please contact the Human Resources Department for further details. Please acknowledge receipt of this Agreement and acceptance of the conditions contained herein by signing this copy with the attached annexures and returning it to the Human Resources Department.

Yours sincerely, /S/ A Calderon Alberto Calderon Chief Executive Officer /S/ G Doran 29/08/22 Acceptance: _________________________ Date: ______________________ Ms Gillian Doran

TERM SHEET Ms Gillian Doran 1. BASIC SALARY 1.a The salary will be USD 381,861.00 per annum (“Salary”) paid to you, less withholdings and deductions, on a semi-monthly basis, or per the Company’s payroll schedule as may exist from time to time. The Salary provided for hereunder reflects a portion (specifically 70%) of the gross base salary specified in the AGA Agreement and shall not be in addition to the gross base salary as specified in the AGA Agreement. You will receive your salary via direct deposit, and your salary shall be paid directly into your bank account by electronic transfer. You shall inform the Company, upon signature of this Agreement, of your bank account details. 1.b The Company shall deduct from the Salary: 1.2.i. such taxes and other deductions as required by law and shall pay such deductions to the regulatory authorities, as may be applicable from time to time; 1.2.ii. any membership contributions payable towards your membership of such benefit schemes of which you may be a member for the time being in terms of that benefit scheme’s rules; 1.2.iii. all other amounts as agreed between the Company and you from time to time. 1.c Salaries are reviewed on an annual basis and your next salary review will be in January 2024. Any adjustment to your salary will be dependent on a range of factors that may vary from time to time, which will be determined in the Company’s sole discretion. Consequently, there should be no presumption or expectation of an increase. 1.d Except as precluded by applicable statute and/or regulation, you authorise the Company to deduct from your remuneration under this Agreement any sums due from you to the Company and/or any Group Company including, without limitation, any overpayments, loans or advances made to you by the Company and/or any Group Company, repayment of holiday pay, or the cost of repairing any damage or loss to the Company’s and/ or any Group Company property caused by you. 2. INCENTIVE SCHEMES 2.a. You will be eligible to participate in the Company’s short-term and long-term incentive scheme (comprising Annual Cash Bonus and Deferred Share Awards), as set out in the AGA Agreement, which will be split between the Company and AGA for administration and reporting purposes to reflect the split between the allocation of responsibilities.

3. SHARE BUYOUT You will receive AGA shares on the JSE in lieu of loss of Rio Tinto shares to the value of USD 438,711.00, subject to documentary proof of forfeiture to the reasonable satisfactory of the Company. These shares will be granted upon joining the Company, using previous five business day volume weighted average price (VWAP) prior to your date of employment subject to tax deduction and any applicable JSE listing requirements which may have an impact on the actual date of allocation. These shares will vest on the following basis: Year of vesting Total grant value 01-Dec-23 USD 32,857 20-Feb-24 USD 154,990 01-Dec-24 USD 37,431 20-Feb-25 USD 213,433 TOTAL USD 438,711 Should you leave AGA as a result of voluntary resignation or dismissal with cause prior to vesting, you will forfeit unvested shares. Should there be a Change of Control (as defined in the AGA Agreement) and your employment is terminated by the Company within six months of that Change of Control (other than for cause) or you resign from your employment within six months of that Change of Control due to a material diminution in your salary or title (collectively “Change in Control Separation”), your share buyout as stipulated in this clause 3 that have not yet vested, will be accelerated to the date of Change of Control and paid out to you. The share buyout award described in this clause 3 shall be in addition to, and not reduce, any compensation set forth in the AGA Agreement. 4. MINIMUM SHAREHOLDING REQUIREMENTS 4.a. As the Chief Financial Officer you will be subject to a minimum shareholding requirement (“MSR”) which will be applied as follows: 4.1.i. within three years from the Commencement Date you are required to accumulate a MSR of Company shares to the value of 125% of your net annual base salary; and 4.1.ii. within six years from the Commencement Date you are required to accumulate a MSR of Company shares to the value of 250% of your net annual base salary. 4.b. You shall be required to hold the MSR for one-year, post-termination of the employment.

5. LEAVE You are entitled to 30 working days’ paid time off for each calendar year, cumulative with any leave under the AGA Agreement, in accordance with the paid time off policy in the jurisdiction in which you reside. 6. RETIREMENT FUND You are eligible to participate in the Company’s Executive Deferral Plan. The information outlining the terms and conditions of the plan can be obtained from your Human Resources Manager if required. 7. HEALTH CARE The applicable health care policies and procedures in place from time to time are subject to certain terms, conditions and exclusions, and a copy can be obtained from your Human Resources Manager, if required. 8. LIFE COVER You are eligible for death and disability benefits applicable in the US at 100% employer contribution. 9. TAX SERVICES The Company will provide tax assistance for tax return submission through the Company appointed independent tax advisor, currently Deloitte. The benefits set forth in clauses 6-9 above shall be in addition to, and not reduce, the compensation and benefits set forth in the AGA Agreement.

ANNEXURE “A” DECLARATION OF INTERESTS I, Ms Gillian Doran declare as follows: I understand and agree that I shall devote all such reasonable hours as may be necessary for the efficient performance of my duties, including on weekends and public holidays, to the business of the Company in terms of my employment contract. I shall not engage in any activities, which will conflict with or prejudice the duties that I am required to perform in terms of my employment contract. As at the Commencement Date, my immediate family members and I have the interests disclosed in the table below. I shall disclose to the Company, immediately as they may arise, any interests I may have, and those of any immediate family member of mine, in any other businesses, companies, close corporations, partnerships or associations of which I, or any immediate family member, may be a director or member or in which I, or any immediate family member, have a financial interest. For purposes of this declaration, an immediate family member means my spouse/life partner, parent, child or sibling. I accept that, should the Company determine that my (or any immediate family members of mine) interest in any outside entity detracts or may detract from the proper performance my duties and responsibilities, the Company shall be entitled to require me (or the immediate family member concerned) to immediately cease such involvement or engagement or to address the matter in such other manner as the Company may deem fit. Name of business Name of individual holding interest Type of business % Of equity Nature of interest if not equity _____________________________ _____________________________ Ms Gillian Doran DATE

AngloGold Ashanti North America Inc.
4601 DTC Blvd. Suite 550
Denver, CO 80237
USA
Tel: 1 (303) 889-0700 Fax 1 (303) 889-0707
Website: www.AngloGoldAshanti.com

30 September 2022

Please acknowledge acceptance of this offer by signing this copy and returning it to the Human Resource Department.

Strictly Confidential

Ms Gillian Doran
c/o AngloGold Ashanti North America Inc

Dear Gillian,

ADDENDUM TO ANGLOGOLD ASHANTI NORTH AMERICA INC EMPLOYMENT AGREEMENT

This letter serves to confirm that clause 2.8 of the agreement and clause 3 of the term sheet of the agreement, signed on 29 August 2022 has been amended as per the terms below:

1. COMMENCEMENT DATE

The commencement date of 1 March 2023 as per clause 2.8 of the agreement has been amended to 1 January 2023.

2. SHARE BUY-OUT

The share buy-out as per clause 3 of the term sheet of the agreement has been revised from **USD 438,711.00** to **USD 563,005.00** in lieu of shares forfeited at Rio Tinto. These shares will be granted upon joining the Company, using previous five business day volume weighted average price (VWAP) prior to your date of employment subject to tax deduction and any applicable JSE listing requirements which may have an impact on the actual date of allocation. These shares will vest on the following basis:

Year of vesting	Total grant value
20-Feb-23	USD 124,294
01-Dec-23	USD 32,857
20-Feb-24	USD 154,990
01-Dec-24	USD 37,431
20-Feb-25	USD 213,433
TOTAL	**USD 563,005**

Should you leave AGA as a result of voluntary resignation or dismissal with cause prior to vesting, you will forfeit unvested shares.

Should there be a Change of Control (as defined in the AGA Agreement) and your employment is terminated by the Company within six months of that Change of Control (other than for cause) or you resign from your employment within six months of that Change of Control due to a material diminution in your salary or title (collectively “Change in Control Separation”), your share buyout as stipulated in this clause 3 that have not yet vested, will be accelerated to the date of Change of Control and paid out to you. The share buyout award described in this clause 3 shall be in addition to, and not reduce, any compensation set forth in the AGA Agreement. All other terms and conditions remain unchanged. Please acknowledge receipt of this letter and acceptance of the terms and conditions contained therein by signing this copy. Yours sincerely, /s/ A Calderon ALBERTO CALDERON CHIEF EXECUTIVE OFFICER Agreed and Accepted /s/ G Doran 29/8/22 -------------------------------- -------------------------------- Ms Gillian Doran Dated